UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-41247

Satellogic Inc.

(Exact Name of Registrant as Specified in Its Charter)

Ruta 8 Km 17,500, Edificio 300

Oficina 324 Zonamérica

Montevideo, 91600, Uruguay

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Explanatory Note

In June 2024, Satellogic Inc. (the “Company” or “Satellogic”) initiated an additional workforce reduction of approximately 70 Full Time Equivalents (“FTEs”) as a part of the Company’s previously announced and ongoing efforts to reduce operating costs and control spending. The Company expects the workforce reduction to result in approximately $4.1 million of annual savings, and expects to incur approximately $1.2 million in associated severance-related charges. Additionally, the Company expects to reduce non-salary operating expenses by approximately $3.0 million on an annual basis and to moderate capital expenditures to pace investment with revenue and customer growth.

The cumulative impact of the previously announced workforce reduction in May 2024, coupled with these June 2024 operating expense savings and workforce reductions, is expected to result in approximately $9.6 million of annual savings and the Company is expected to incur approximately $2.0 million in cumulative severance-related charges.

As the Company advances its ongoing evaluation of all strategic options, management continues to focus efforts on moving the Company towards a path to profitability. These efforts include continuing to grow revenue and customer base, reducing the overall cost structure, and moderating capital expenditures.

The Company has recently been successful in deploying and operationalizing its new Mark V satellites. As a result of this successful deployment, the Company expects to reduce investment into its constellation growth initiatives at this time.

Additionally, on June 7, 2024, the Company filed with the Securities and Exchange Commission a Registration Statement on Form F-3 (File No. 333-280056) (the “Resale Registration Statement”) relating to the $30 million of Secured Convertible Notes (the “Notes”) issued on April 15, 2024. As required by the transaction documents, the Resale Registration Statement registers for resale the Company’s Class A Ordinary Shares issuable upon the holder’s exercise of the Notes. The information set forth above in this Report on Form 6-K is incorporated by reference into the Resale Registration Statement.

Message from CEO

“As we continue to evaluate all strategic options going forward, we are redoubling our efforts to put Satellogic on a path towards profitability. This includes continuing revenue and customer growth efforts and closely evaluating our cost structure. Now that our Mark V satellites are operational, we are reducing our constellation growth and corresponding capital expenditures, allowing us to make some necessary adjustments, including workforce reductions, to ensure we are operating efficiently and are well-positioned for future success. We remain committed to transparent communication related to our strategy and operating results, and to achieving our long-term goals for the benefit of all stakeholders,” said Satellogic CEO, Emiliano Kargieman.

Forward-Looking Statements

This report contains “forward-looking statements” within the meaning of the U.S. federal securities laws. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on Satellogic’s current expectations and beliefs concerning future developments and their potential effects on Satellogic and include statements concerning Satellogic’s reduction in workforce, the expected impact of the reduction on its operating costs and annual cash savings, the Company’s constellation growth initiatives and the Company’s position for future success. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These statements are based on various assumptions, whether or not identified in this filing. These forward-looking statements are provided for illustrative purposes only and are not intended to serve, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Satellogic. Many factors could cause actual future events to differ materially from the forward-looking statements in this filing, including but not limited to: (i) our ability to generate revenue as expected, (ii) our ability to effectively market and sell our earth observation (“EO”) services and to convert contracted revenues and our pipeline of potential contracts into actual revenues, (iii) risks related to the secured convertible notes, (iv) the potential loss of one or more of our largest customers, (v) the considerable time and expense related to our sales efforts and the length and unpredictability of our sales cycle, (vi) risks and uncertainties associated with defense-related contracts, (vii) our ability to scale production of our satellites as planned, (viii) unforeseen risks, challenges and uncertainties related to our expansion into new business lines, (ix) our dependence on third parties to transport and launch our satellites into space, (x) our reliance on third party vendors and manufacturers to build and provide certain satellite components, products, or services, (xi) market acceptance of our EO services and our dependence upon our ability to keep pace with the latest technological advances, (xii) competition for EO services, (xiii) unknown defects or errors in our products, (xiv) risk related to the capital-intensive nature of our business and our ability to raise adequate capital to finance our business strategies, (xv) uncertainties beyond our control related to the production, launch, commissioning, and/or operation of our satellites and related ground systems, software and analytic technologies, (xvi) the failure of the market for EO services to achieve the growth potential we expect, (xvii) risks related to our satellites and related equipment becoming impaired, (xviii) risks related to the failure of our satellites to operate as intended, (xix) production and launch delays, launch failures, and damage or destruction to our satellites during launch and (xx) the impact of natural disasters, unusual or prolonged unfavorable weather conditions, epidemic outbreaks, terrorist acts and geopolitical events (including the ongoing conflicts between Russia and Ukraine, in the Gaza Strip and the Red Sea region) on our business and satellite launch schedules. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Satellogic’s Annual Report on Form 20-F and other documents filed or to be filed by Satellogic from time to time with the Securities and Exchange Commission. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Satellogic assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Satellogic can give no assurance that it will achieve its expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATELLOGIC INC.
By:	/s/ Rick Dunn
	Name:	Rick Dunn
	Title:	Chief Financial Officer

Date: June 14, 2024